United States Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2002

DIALOG SEMICONDUCTOR PLC

(Translation of Registrant's Name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.)

TABLE OF CONTENTS
1. Other Events

On March 21, 2002, in Germany, the Company issued a press release announcing that it will receive approximately EUR 6 million of its investment in silicon supplier ESM. A copy of the Company's press release dated March 21, 2002 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

2. Exhibits

99.1 Press release of the Company dated March 21, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

                            Date  March 25, 2002             By /s/ ROLAND PUDELKO

                                                             Roland Pudelko
                                                             Executive Director, CEO and President

EXHIBIT INDEX

1. News release of the Company dated March 21, 2002.

NEWS RELEASE

Dialog Semiconductor expects to recover EUR 6 million of its investment in ESM

Kirchheim/Teck-Nabern (Germany) - March 21, 2002 - Dialog Semiconductor Plc (Neuer Markt: DLG, Nasdaq & Nasdaq Europe: DLGS), today announced that it will receive approximately EUR 6 million of its investment in silicon supplier ESM due to the acquisition by International Rectifier of the ESM business. Dialog Semiconductor wrote off this investment in Q4 2001. Subject to the final receivership settlement the company might recover further amounts in future periods.

In keeping with the usual seasonal low volumes for the first quarter, Dialog Semiconductor expects revenues of approximately EUR 19 million and taking into account the recovery of EUR 6 million expects EPS (earnings per share) of approximately EUR 0.01.

Dialog Semiconductor has secured its supply of silicon from multiple sources and expects a continuing business relationship with International Rectifier

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies mixed signal component and system level solutions for wireless communications and automotive applications. Dialog's innovative products developed in 100% CMOS are used by major OEMs (original equipment manufacturers) across the world. The company focuses on high volume applications where it can exploit its mixed signal expertise, IP design library and effective execution from specification to delivery. The company is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Sweden, Austria and Japan.

Dialog Semiconductor Plc is listed on the Frankfurt (Neuer Markt: DLG), on the NASDAQ (DLGS) and NASDAQ Europe (DLGS) exchanges and has been included in the Nemax50 since December 27, 2001.

DISCLAIMER

This press release contains "forward-looking statements". All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital- and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialisation and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Contact

Dialog Semiconductor
Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck - Nabern
Telephone +49-7021-805-412
Fax  +49-7021-805-200
E-mail   birgit.hummel@diasemi.com
Internet  www.dialog-semiconductor.com